EXHIBIT 99.1

NEW RELEASE DATED SEPTEMBER 12, 2011

MILL CITY COMPLETES DRILLING AT MOUNT HINTON GOLD-SILVER PROJECT, YUKON

September 12, 2011 – Mill City Gold Corp. (TSX-V: MC, OTCQB: MCYGF) ("Mill City" and/or the “Company”) is pleased to announce that drilling has been successfully completed at its Mount Hinton gold-silver project, located in the Keno Hill District of Central Yukon.  The program was conducted with a track-mounted, reverse circulation percussion drill and consisted of 47 holes totalling 2073.78 m.  Samples are now at the laboratory and assays will be reported when received.

Mill City has an option to acquire a 100% interest in the 400 claim property owned by Rockhaven Resources Ltd. (TSX-V: RK) (“Rockhaven”) covering approximately 82 sq km located in the Keno Hill mining district of Yukon, Canada.

For additional information concerning Mill City Gold Corp. or its various exploration projects please visit the Company’s website at www.millcitygold.com or contact:

James R. Brown, President
Mill City Gold Corp.
T: 403-640-0110
jim.brown@millcitygold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.